Equal Exchange Video Transcript

00:26

[MÚSICA] Produciendo el cacao, me siento bien. (speaking in foreign language) - The people who make our products possible,

00:52

going and spending time with them in their homes, on their farm. farms. I get to sit down with the cooperatives that we work with and say, "You have a blank slate. What are the projects you've dreamed of that will help your cooperative to grow and to innovate?

01:05

And how can we help you to do that?" People from Iguale Chieng come here to share with producers and with the technical team. It's like a command. It has helped us to improve the processes.

01:28

What is equal change means Fatima in Nicaragua, means Angelica in Colombia, means all of the farmers struggling and fighting. Equal change means the world to me from the point of origin through to the finished product.

01:56

I always think of the farmers when I go back to my desk in the U .S. and I want to talk about the care and expertise that goes into the products and the change that can be built over time when you support Equal Exchange.

02:07

I know these people, I'm fighting for these people. people out in the market, you know, trying to tell their story. You're the ones who make this whole experiment work,

02:30

and you're the ones through your purchases who are demonstrating that this is a viable way to run a business. You can take a stance with your purchases and that's really powerful.